Exhibit 99.5
FORM OF LETTER TO SHAREHOLDERS OF
DRYSHIPS INC.
Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
 Distributed to Shareholders of DryShips Inc.
August 31, 2017

To Our Clients:
This letter is being distributed to our clients who are holders of shares of common stock, par value $0.01 per share ("Common Stock") of DryShips Inc. (the "Company") as of 5:00 p.m., New York City time, on August 31, 2017 (the "Record Date"), in connection with  a distribution in a rights offering (the "Rights Offering") by the Company of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock of the Company. The Rights and underlying shares of Common Stock are described in the prospectus supplement dated August 31, 2017 (the "Prospectus Supplement"), a copy of which accompanies this letter.
The Company is offering an aggregate of up to 36,363,636 shares of Common Stock in the Rights Offering, as described in the Prospectus Supplement, at a subscription price of $2.75 per share (the "Subscription Price").
The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on October 2, 2017 (the "Expiration Date"), unless the Rights Offering is extended.
As described in the accompanying Prospectus Supplement, each holder of shares of Common Stock of the Company as of 5:00 p.m., New York City time, on the Record Date (each "Recordholder") will receive one Right for each share of Common Stock owned at such time, evidenced by a non-transferable subscription rights certificate (the "Rights Certificate"). Each Right entitles the holder thereof to subscribe for 1.1526 shares of Common Stock at the Subscription Price (the "Basic Subscription Right"). For example, if a Recordholder owned 1,000 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, the Recordholder would receive 1,000 Rights and would have the right to purchase 1,152 shares of Common Stock (1,152.60 rounded down to the nearest whole number) at the Subscription Price (for a total payment of $3,168.00). If a Recordholder exercises its Basic Subscription Right in full, subject to the allocation described below, the Recordholder will be entitled to an oversubscription privilege to purchase at the Subscription Price additional shares of Common Stock that have not been purchased by other holders pursuant to their Basic Subscription Rights (the "Oversubscription Privilege").
If an insufficient number of shares are available to fully satisfy all oversubscription requests, then the Company will allocate the available shares among the holders exercising the Oversubscription Privilege first, pro rata according to each holder's percentage ownership of Common Stock prior to the Rights Offering and second, pro rata according to the number of shares of Common Stock subscribed for by each holder pursuant to the Oversubscription Privilege.
The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Right and the Oversubscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.

Enclosed are copies of the following documents:
1.	Prospectus Supplement;
2.	Form of Beneficial Owner Election Form; and
3.	Instructions as to Use of DryShips Inc. Rights Certificates.
THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF SHARES OF COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.
Accordingly, we request instructions from you as to whether you wish for us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus Supplement and other materials. However, we urge you to read the Prospectus Supplement and other enclosed materials carefully before instructing us to exercise your Rights.
If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form enclosed with this letter.
Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions. You may revoke your exercise of your Rights at any time before the Expiration Date of the Rights Offering, as may be extended, by following the procedures set forth in the section of the Prospectus Supplement entitled "The Rights Offering—Revocation." Any funds remitted to the Subscription Agent will be promptly returned to the holder upon proper revocation.
Additional copies of the enclosed materials may be obtained from Advantage Proxy Inc. (the "Information Agent"). The Information Agent's telephone number is (877) 870-8565 or if you are a bank or broker, (206) 870-8565. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.